Nogin, Inc.

1775 Flight Way STE 400

Tustin, CA 92782

March 30, 2023

VIA EDGAR

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Nogin, Inc.

Registration Statement on Form S-1, as amended

File No. 333-269765

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Nogin, Inc. (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-1 referred to above be accelerated so that it will become effective at 9:05 A.M. Eastern Time on March 31, 2023, or as soon as practicable thereafter.

Please contact Ryan J. Lynch of Latham & Watkins LLP, counsel to the Company, at (713) 546-7404, to provide notice of effectiveness, or if you have any questions or require additional information regarding this matter. Thank you for your assistance and cooperation in this matter.

Very truly yours,

Nogin, Inc.

By:	/s/ Jonathan S. Huberman
Jonathan S. Huberman
Chief Executive Officer, President, and Chairman of the Board of Directors

cc:	Peter Handrinos, Latham & Watkins LLP

John M. Greer, Latham & Watkins LLP

Ryan J. Lynch, Latham & Watkins LLP